Exhibit 99.1

QIWI announces CFO resignation

NICOSIA, CYPRUS – October 14, 2019 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced that on October 8, 2019, Vladislav Poshmorga, the Chief Financial Officer (the “CFO”) of the Company, notified the Board of Directors of the Company that he is resigning from his position as CFO. Mr. Poshmorga has confirmed that his resignation is due to personal reasons and not related to any disagreements or disputes with the management or the board of Directors of the Company on any matter including the Company’s accounting principles, practices or financial statement disclosures.

Varvara Kiseleva, QIWI’s current Deputy CFO for Capital Markets, was appointed as interim Chief Financial Officer effective October 8, 2019, following the departure of Vladislav Poshmorga. As Interim Chief Financial Officer, Ms. Kiseleva will report directly to CEO Sergey Solonin until a permanent replacement is appointed. The Company aims to start the search process for selecting a new Chief Financial Officer promptly.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 21.8 million virtual wallets, over 136,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 116 billion cash and electronic payments monthly connecting over 44 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com